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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         Matav-Cable Systems Media Ltd.
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                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 1.00 per share)
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                         (Title of Class of Securities)


                                   576561 10 4
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                                 (CUSIP Number)

                                   Tal Shimko
                            Dankner Investments Ltd.
                             7 Menachem Begin Street
                                Ramat Gan, Israel
                                 +972-3-611-2222
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 2003
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             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].


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                                                                           13D


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1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dankner Investments Ltd. (No U.S. I.D. Number)

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                          (b) |X|



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3            SEC USE ONLY



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4            SOURCE OF FUNDS*

             BK

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    |_|



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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
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                                              7          SOLE VOTING POWER
                                                         12,088,618
NUMBER OF
 SHARES
BENEFICIALLY                                  8          SHARED VOTING POWER
OWNED BY                                                 See Item 5.
  EACH
REPORTING                                     9          SOLE DISPOSITIVE POWER
 PERSON                                                  12,088,618
  WITH
                                             10         SHARED DISPOSITIVE POWER
                                                        See Item 5.

















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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,088,618
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*                                                    |_|


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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.02%

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14           TYPE OF REPORTING PERSON*

             CO
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                  This Amendment No. 4 amends the Amended and Restated Schedule
13D filed by Dankner Investments Ltd., an Israeli corporation ("Dankner Investments"), on December 11, 2003, in respect of the Ordinary Shares, par value NIS 1.00 each ("Ordinary Shares"), of Matav-Cable Systems Media Ltd., an Israeli corporation (the "Company").

Item 4.           Purpose of the Transaction.

                  The penultimate sentence of this section is hereby deleted.

Item 5.           Interest in Securities of the Issuer.

         (a-b) The second and third paragraphs in this section are replaced in their entirety by the following:

                  As a result of the transactions described herein, Dankner Investments is the beneficial owner of, and has sole power to vote, and the sole power to direct the disposition of, 12,088,618 Ordinary Shares (which constitutes approximately 40.02% of the outstanding Ordinary Shares), subject to the provisions of the Matav Shareholders Agreement described below.

                  Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Matav Shareholders Agreement described below, Dankner Investments would be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Matav Shareholders Agreement. Accordingly, Dankner Investments would be deemed to beneficially own 3,452,451 Ordinary Shares in addition to those held directly by Dankner Investments. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that Dankner Investments is the beneficial owner of any Ordinary Shares owned by any other party to the Matav Shareholders Agreement.


         (c) The following paragraphs are hereby added to the end of this section:

               85. On December 16, 2003, Dankner Investments sold 460,300 Ordinary Shares on the TASE at a price per share of 34.50 NIS (approximately US$7.90) and at an aggregate price of 15,880,350 NIS (approximately US$3,634,779).

               86. On December 31, 2003, Dankner Investments sold 400,000 Ordinary Shares on the TASE at a price per share of 34.50 NIS (approximately US$7.88) and at an aggregate price of 13,800,000 NIS (approximately US$3,151,404).

               87. On January 5, 2004, Dankner Investments sold 200,000 Ordinary Shares on the TASE at a price per share of 35 NIS (approximately US$7.94) and at an aggregate price of 7,000,000 NIS (approximately US$1,588,742).


Item 6. Contracts, Arrangements or Relationships With Respect to Securities of the Issuer.

         4. The following paragraph is hereby added to the end of this section:

         The memorandum of understanding signed by Dankner Investments and Delek expired on December 31, 2003. On January 19, 2004, Dankner Investments and Delek signed an agreement, pursuant to which: (1) Delek will purchase from Dankner Investments 5,433,685 Ordinary Shares, which constitutes approximately 17.99% of the outstanding Ordinary Shares, in consideration for approximately $43,500,000 (approximately $8.00 per Ordinary Share), and (ii) Dankner Investments will grant to Delek an option, exercisable within two years, to purchase from Dankner Investments an additional 604,078 Ordinary Shares, which constitutes approximately 2% of the outstanding Ordinary Shares, at the same price per share in the sale transaction (together, the "Transaction"). In addition, Delek agreed to provide a loan to Dankner Investments in the amount of approximately $4,800,000 for a period of up to two years. The Transaction is subject to the fulfillment of a number of conditions, including the approval of the Israeli Ministry of Communications and the Cable Council, to the extent required.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DANKNER INVESTMENTS LTD.


                         By:  /S/ Meir Srebernik
                              -------------------------
                              Name: Meir Srebernik
                              Title:Chief Executive Officer



                         By: /S/ Avi Hochman
                             ----------------------------
                             Name:  Avi Hochman
                             Title: Chief financial officer


Date: January 21, 2004